UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2016

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	23

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2016 and 2015	25

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2016 and 2015	26

Condensed Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015	27

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015	28

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the nine months ended September 30, 2016 and 2015	29

Notes to the Unaudited Condensed Consolidated Financial Statements	30

Exhibits

101
The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended September 30, 2016, filed with the SEC on December 19, 2016, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2016 and 2015;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2016 and 2015;
iii. Unaudited Condensed Consolidated Balance Sheet as of September 30, 2016 and Audited Balance Sheet as of December 31, 2015;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015;
v. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the nine months ended September 30, 2016 and 2015; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-214241) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	December 19, 2016	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Principal Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2016 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners’ ability to increase distributions and the amount of any such increase;

•	Golar Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Tundra;

•	the completion of the Ghana LNG project;

•	Golar Partners’ anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of Golar Partners’ charterers;

•	changes in Golar Partners’ operating expenses, including dry-docking and insurance costs and bunker prices;

•	Golar Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by Golar Partners’ charterers;

•	Golar Partners’ ability to maintain long-term relationships with major LNG traders;

•	Golar Partners’ ability to leverage the relationships of Golar and Golar Power Limited (“Golar Power”) and reputation in the shipping industry;

•	Golar Partners’ ability to purchase vessels from Golar and Golar Power in the future;

•	Golar Partners’ continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners’ ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners’ securities in the public market;

•	Golar Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners files with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties, many of which are beyond our control. These forward-looking statements should be considered in light of various important factors, including those set forth in this report under the caption “Risk Factors” and in our Annual Report on Form 20-F under the caption “Item 3—Key Information—Risk Factors.” All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2015.

We acquired from Golar LNG Limited (“Golar”) interests in the companies that own and operate the Golar Tundra and the Golar Eskimo in May 2016 and January 2015, respectively. The results of the Golar Eskimo are consolidated into our results as of the date of its acquisition. Pursuant to an agreement entered into between us and Golar in connection with the acquisition of the Golar Tundra, we have the right to require Golar to repurchase the shares of Tundra Corp (the disponent owner and operator of the Golar Tundra) under certain circumstances, and consequently Golar continues to consolidate Tundra Corp and the results of Tundra Corp are not currently reflected in our financial statements.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. As of September 30, 2016, our fleet consisted of six FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit. Golar is also developing a floating liquefaction (FLNG) business and currently has one FLNGV under construction and contracted for an eight year term. We may in the future consider potential opportunities to expand our business through the acquisition of interests in FLNG assets from Golar.

Recent Developments

Since July 1, 2016, the significant developments that have occurred are as follows:

Golar Tundra

On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) the disponent owner and operator of the FSRU, the Golar Tundra (“Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed to pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”).
The Golar Tundra is subject to a time charter with WAGL, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”).
The Golar Tundra was expected to commence operations in order to serve the Ghana LNG Project in the second quarter of 2016. The Golar Tundra arrived in Ghana at the end of May 2016 and tendered its notice of readiness (“NOR”) in mid June 2016, with payments beginning to accrue under the charter 30 days thereafter. However, as of December 19, 2016, WAGL had not accepted the Golar Tundra due to delays in the Ghana LNG Project. As these delays have continued for 120 days after NOR, under the terms of the charter the Golar Tundra was deemed accepted by WAGL in October 2016. On October 19, 2016, WAGL received Parliamentary approval for the Ghana LNG Project from the Government of Ghana, the lack of which had been the major impediment to the progress of the Ghana LNG Project. However, at this time, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL.

Tundra Corp has commenced arbitration proceedings against WAGL in the United Kingdom in order to collect amounts due under the charter. Golar and WAGL continue to engage in dialogue, and on November 29, 2016, the first payment from WAGL for amounts due under the charter was received by Tundra Corp, for the benefit of Golar pursuant to the Tundra Letter Agreement.
The Partnership is entitled to receive a daily fee plus operating costs from Golar of in aggregate approximately $2.6 million per month. In the event commercial operations have not commenced under the time charter with WAGL by May 23, 2017, we will have the option to put Tundra Corp back to Golar pursuant to the Tundra Put Option. Accordingly Golar continues to consolidate Tundra Corp, and thus the earnings and net assets of Tundra Corp are not reflected in our financial statements. See notes 3, 8 and 11 to our unaudited condensed consolidated financial statements.
Cash Distributions

In November 2016, we paid a quarterly distribution with respect to the quarter ended September 30, 2016 of $0.5775 per unit. This cash distribution, amounting to $40.1 million in the aggregate, was paid to all unitholders of record as of the close of business on November 7, 2016.

Exchange of Incentive Distribution Rights

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of October 13, 2016, by and between the Partnership, Golar and Golar GP LLC (our “General Partner”), Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by us on the IDR Exchange Closing Date of a new class of incentive distribution rights in the Partnership (“New IDRs”) and an aggregate of 2,994,364 additional common units representing limited partner interests in the Partnership and an aggregate of 61,109 additional units representing general partner interests in the Partnership (“General Partner Units”), and (ii) the issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional General Partner Units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below. Immediately prior to the execution of the Exchange Agreement, Golar Energy Limited, a subsidiary of Golar, sold its Old IDRs to Golar in exchange for the cancellation of certain intercompany indebtedness.
On the IDR Exchange Closing Date (i) the Old IDRs were exchanged by Golar and the General Partner and cancelled by us, (ii) 81% and 19% of the New IDRs were issued to the General Partner and Golar, respectively, (iii) 2,425,435 and 568,929 additional common units were issued to the General Partner and Golar, respectively, and (iv) 61,109 General Partner Units were issued to the General Partner.
We will issue 50% of the Earn-Out Units if we pay a distribution of available cash from operating surplus pursuant to the terms of the Revised Partnership Agreement (as defined below), on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. We will issue the remaining 50% of the Earn-Out Units if we have issued the first 50% of the Earn-Out Units and we pay a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.
The terms of the New IDRs are effective with respect to the distribution for the quarter ended December 31, 2016. The New IDRs provide for distribution “splits” between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels, as set forth in the table below. In addition, in connection with the IDR Exchange, the minimum quarterly distribution is $0.5775 per common unit.
The following table compares the target distribution levels and distribution splits between our General Partner and the holders of common units under the Old IDRs and under the New IDRs:

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions			Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is attached as Exhibit 10.1 to our Report on Form 6-K filed with the SEC on October 19, 2016.
Effective on the IDR Exchange Closing Date, we amended and restated our agreement of limited partnership in order to: (i) eliminate the Old IDRs and replace them with the New IDRs, as described above, and otherwise evidence the IDR Exchange, (ii) eliminate outdated provisions in our partnership agreement and (iii) incorporate all prior amendments and changes in one document. Our Second Amended and Restated Agreement of Limited Partnership, dated October 19, 2016 (as so amended and restated, our “Partnership Agreement”), replaces the previous partnership agreement in its entirety.
The foregoing description of the Revised Partnership Agreement does not purport to be complete and is qualified by reference to the Revised Partnership Agreement, which is filed as Exhibit 3.2 to our Registration Statement on Form 8-A/A, filed with the SEC on October 19, 2016.
Immediately following the IDR Exchange Closing Date, our General Partner distributed to Golar all of the common units that were issued to it at the Closing as well as its right to receive Earn-Out common units in the future, and Golar contributed to our General Partner all of the New IDRs that were issued to it at the closing.

Grant of Options under our Long Term Incentive Plan

On November 21, 2016, we awarded 99,000 options to purchase common units to our Directors and Management under the Golar LNG Partners LP Long Term Incentive Plan. The options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016. The exercise price will be adjusted for each time we pay distributions. One third of the recipients’ alloted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option period is five years.

Other Partnership Matters

On September 28, 2016, Doug Arnell resigned from our board of directors. Our General Partner appointed Mr. Andrew Whalley to replace Mr. Arnell as one of our board’s three appointed directors. As a result of this appointment, Mr. Whalley, who was previously an elected director, now serves as one of our board’s three appointed directors. Also, effective September 28, 2016, Mr. Jeremy Kramer was appointed by the remaining elected directors of our board to fill the vacancy created as a result of Mr. Whalley’s appointment as an appointed director. Mr. Kramer will also serve on the Partnership’s conflicts committee.

Mr. Kramer has been a Senior Portfolio Manager at Neuberger Berman for the last 18 years (1998-2016), managing equity portfolios primarily for high net worth clients. Prior to that, Mr. Kramer worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst following several industries, including railroads, truckers, air freight and industrial conglomerates and then as a Portfolio Manager focused on small and mid-cap equity securities. He also managed a closed-end fund, the Alliance Global Environment Fund. Mr. Kramer worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst following several industries, including railroads, conglomerates and environmental services. Mr. Kramer graduated from Harvard University Graduate School of Business in 1988 with an MBA. He graduated with a BA from Connecticut College in 1983.

On September 28, 2016, at our 2016 annual meeting, the unitholders elected Alf C. Thorkildsen as a Class I director, whose term will expire at the 2019 annual meeting.

Results of Operations

Three Month Period Ended September 30, 2016 Compared with the Three Month Period Ended September 30, 2015

The following table presents details of our consolidated revenues and expense information for the three months ended September 30, 2016 compared to the three months ended September 30, 2015:

	Three Months Ended September 30,
(in thousands of $, except TCE)	2016	2015	$ Change	% Change
Operating revenues	113,839	114,133	(294)	—%
Vessel operating expenses	(13,430)	(15,348)	1,918	(12)%
Voyage and commission expenses	(1,225)	(2,203)	978	(44)%
Administrative expenses	(2,299)	(1,617)	(682)	42%
Depreciation and amortization	(25,274)	(23,244)	(2,030)	9%
Interest income	1,199	281	918	327%
Interest expense	(15,569)	(14,190)	(1,379)	10%
Other financial items	6,866	(19,045)	25,911	(136)%
Income taxes	(4,573)	(3,542)	(1,031)	29%
Net income	59,534	35,225	24,309	69%
Non-controlling interest	(3,538)	(2,557)	(981)	38%

TCE (1) (to the closest $100)	122,400	121,700	700	1%
__________________________________
(1)    TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues decreased by $0.3 million to $113.8 million for the three months ended September 30, 2016 compared with $114.1 million for the same period in 2015. This is primarily due to:

•	a $0.9 million reduction in revenue from the Golar Grand due to a lower daily time charter rate following her lay up in December 2015.

This was partially offset by:

•
$0.8 million of additional revenue from the Golar Winter and the Golar Spirit due to increased hire rates during the three months ended September 30, 2016. However, the increase in revenue was partially offset by the effects of Golar Spirit’s four days of unplanned downtime due to technical issues in July 2016.

The average daily time charter equivalent rate, or TCE, for the three months ended September 30, 2016 was $122,400 compared to $121,700 for the same period in 2015.

Vessel operating expenses: The decrease of $1.9 million in vessel operating expenses to $13.4 million for the three months ended September 30, 2016, as compared to $15.3 million for the three months ended September 30, 2015 was primarily due to:

•	$0.9 million decrease in operating expense with respect to the Golar Freeze in the three months ended September 30, 2016, due to reduced operating activities compared to same period in 2015;

•	$0.6 million in additional repairs and maintenance cost incurred in respect of the NR Satu for the three months ended September 30, 2015; and

•	a decrease of $0.5 million in operating expense with respect to the Golar Grand in the three months ended September 30, 2016 after she was placed in lay-up in December 2015.

This was partially offset by:

•	$0.6 million in incremental repairs and maintenance costs incurred by the Golar Igloo during the three months ended September 30, 2016.

Voyage and commission expenses: Voyage and commission expenses decreased by $1.0 million to $1.2 million for the three months ended September 30, 2016, compared to $2.2 million for the same period in 2015, due to lower bunker consumption and commission costs incurred by the Golar Igloo, Golar Freeze and Golar Maria.

Depreciation and amortization: Depreciation and amortization increased by $2.0 million to $25.3 million for the three months ended September 30, 2016, compared to $23.2 million for the same period in 2015. This was primarily due to incremental intangibles amortization from the Golar Eskimo of $1.9 million following her acquisition in January 2015. This increase is due to the finalization of the allocation of the purchase price for the Golar Eskimo to the identifiable assets in the fourth quarter of 2015.

Interest income: Interest income increased by $0.9 million to $1.2 million for the three months ended September 30, 2016, compared to $0.3 million for the three months ended September 30, 2015. This increase is due in part to recognition of $0.9 million which we were entitled to receive from Golar under the Tundra Letter Agreement, which we have accounted for as interest income for the three months ended September 30, 2016. See note 11 to our unaudited condensed consolidated financial statements included herein.

Interest expense: Interest expense increased by $1.4 million to $15.6 million for the three months ended September 30, 2016, compared to $14.2 million for the three months ended September 30, 2015. This was principally due to the incremental interest of $1.9 million arising on the new $800 million credit facility entered into in May 2016. The new facility is larger and on average accrues interest at a margin higher than the facilities it replaced. This increase was partially offset by a $0.4 million lower interest expense arising from our designated swaps following the de-designation of swaps related to the Golar LNG Partners Credit Facility following its refinancing in May 2016.

Other financial items: Other financial items reflect a gain of $6.9 million and a loss $19.0 million for the three months ended September 30, 2016 and 2015, respectively, as set forth in the table below:

	Three Months Ended September 30,
(in thousands of $)	2016	2015	$ Change	% Change
Unrealized mark-to-market gains (losses) for interest rate swaps	10,858	(13,301)	24,159	(182)%
Interest expense on un-designated interest rate swaps	(2,993)	(3,842)	849	(22)%
Amortization of deferred financing costs	(775)	(1,229)	454	(37)%
Other	(224)	(673)	449	(67)%
Other financial items, net	6,866	(19,045)	25,911	(136)%

As of September 30, 2016, we had an interest rate swaps portfolio with a notional value of $1,143.4 million (excluding the cross-currency interest rate swap of $227.2 million related to our Norwegian Kroner (“NOK”) denominated bonds). The mark-to-market shift to gains of $10.9 million from losses of $13.3 million from was due to the increase in long-term swap rates during the three months ended September 30, 2016. We designated approximately 7% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our NOK denominated bonds (the High-Yield Bonds), which was designated as a cash flow hedge. A $2.1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the three months ended September 30, 2016. A $4.2 million loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings, for the same period in 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Interest expense on un-designated interest rate swaps decreased by $0.8 million to $3.0 million for the three months ended September 30, 2016, compared to $3.8 million for the same period in 2015. This was due to the increase in LIBOR rates from 2015 to 2016.

Income taxes: The tax charge for the three months ended September 30, 2016 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the three months ended September 30, 2016 increased by $1.0 million to $4.6 million compared to $3.5 million in the same period in 2015. The increase in charge was mainly attributable to the utilization of brought forward tax losses from our operations in Indonesia. See note 7 to our unaudited condensed financial statements included herein.

Net income: As a result of the foregoing, we earned net income of $59.5 million and $35.2 million for the three months ended September 30, 2016 and 2015, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus the equity attributable to CMBL is included in our non-controlling interest. See note 3 to our unaudited condensed consolidated financial statements included herein.

Nine Month Period Ended September 30, 2016 Compared with the Nine Month Period Ended September 30, 2015

The following table presents details of our consolidated revenues and expense information for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30,
(in thousands of $, except TCE)	2016	2015	$ Change	% Change
Operating revenues	326,656	319,694	6,962	2%
Vessel operating expenses	(46,496)	(48,208)	1,712	(4)%
Voyage and commission expenses	(4,473)	(5,674)	1,201	(21)%
Administrative expenses	(5,926)	(4,661)	(1,265)	27%
Depreciation and amortization	(75,182)	(68,418)	(6,764)	10%
Interest income	3,326	842	2,484	295%
Interest expense	(42,738)	(41,004)	(1,734)	4%
Other financial items	(30,517)	(30,881)	364	(1)%
Income taxes	(14,036)	(9,128)	(4,908)	54%
Net income	110,614	112,562	(1,948)	(2)%
Non-controlling interest	(9,886)	(7,610)	(2,276)	30%
TCE (1) (to the nearest $100)	118,800	118,700	100	—%
 ______________________________________
(1)   TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $7.0 million to $326.7 million for the nine months ended September 30, 2016, compared to $319.7 million for the same period in 2015. This is due to:

•
$6.5 million of increased revenue contribution from Golar Eskimo for the nine months ended September 30, 2016 following the expiration of the sub-lease with Golar on June 30, 2015 and commencement of charter hire revenue from the Hashemite Kingdom of Jordan; and

•
$5.3 million of additional revenue from the Golar Freeze for the nine months ended September 30, 2016 representing a full nine months of revenue compared to approximately seven months in the same period in 2015 following her scheduled drydocking in April 2015.

This was partially offset by:

•	a $4.0 million reduction in revenue from the Golar Grand, following her redelivery from BG Group in mid-February 2015 and her subsequent re-charter to Golar at a lower time charter rate; and

•	a $2.0 million reduction in revenue from the Golar Maria resulting from her scheduled drydocking in March-April 2016.

The TCE for the nine months ended September 30, 2016 was $118,800 compared to $118,700 for the same period in 2015.

Vessel operating expenses: The decrease of $1.7 million in vessel operating expenses to $46.5 million for the nine months ended September 30, 2016 as compared to $48.2 million in the nine months ended September 30, 2015, was mainly due to:

•	$2.2 million reduction in the operating cost for the Golar Grand in the nine months ended September 30, 2016 due to the vessel being placed in lay-up in December 2015; and

•
$1.0 million in additional repairs and maintenance costs incurred in respect of the Golar Freeze due to her scheduled dry docking in April 2015. There were no comparable costs in the nine months ended September 30, 2016.

This was partially offset by:

•
$1.0 million of incremental repairs and maintenance costs from the NR Satu following her scheduled maintenance window during the nine months ended September 30, 2016. There were no comparable costs in the same period in 2015; and

•
$1.0 million increase in operating expenses from the Golar Igloo in the nine months ended September 30, 2016 due to higher upstoring and repairs and maintenance cost during her regasification off-season period.

Voyage and commission expenses: Voyage and commission expenses decreased by $1.2 million to $4.5 million for the nine months ended September 30, 2016, compared to $5.7 million for the same period in 2015, was mainly due to higher bunker consumption cost incurred by certain vessels in 2015. In addition, the Golar Freeze incurred positioning costs to and from the shipyard at our cost in relation to her scheduled drydocking in the second quarter of 2015.

Depreciation and amortization: Depreciation and amortization increased by $6.8 million to $75.2 million for the nine months ended September 30, 2016 compared to $68.4 million for the same period in 2015 primarily due to:

•
$6.3 million of incremental intangibles amortization from the Golar Eskimo following her acquisition in January 2015. This increase is due to the finalization of the allocation of the purchase price for the Golar Eskimo to the identifiable assets in the fourth quarter of 2015; and

•	$0.6 million in additional depreciation on the Golar Maria following her scheduled drydocking in the second quarter of 2016.

Interest income: Interest income increased by $2.5 million to $3.3 million for the nine months ended September 30, 2016, compared to $0.8 million for the nine months ended September 30, 2015. This increase is due in part to the recognition of $1.2 million which we were entitled to receive from Golar under the Tundra Letter Agreement, which we have accounted for as interest income for the nine months ended September 30, 2016. See note 11 to our unaudited condensed consolidated financial statements included herein.

Interest expense: Interest expense increased by $1.7 million to $42.7 million for the nine months ended September 30, 2016, compared to $41.0 million for the nine months ended September 30, 2015. This was principally due to:

•
$3.2 million of incremental interest arising on the new $800 million credit facility entered into in May 2016. The new facility is larger and on average accrues interest at a higher rate than the facilities it replaced; and

•
$3.1 million incremental interest on our $150.0 million 2015 Norwegian Bonds issued in May 2015 (the “2015 Norwegian Bonds”). A full nine months of interest was incurred in the nine months ended September 30, 2016 compared with approximately four months of interest in the same period in 2015.

This was partially offset by:

•	$2.7 million decrease in interest expense on the Methane Princess lease following changes to corporation tax rates and the strengthening of the U.S. Dollar to Pound Sterling; and

•	$0.8 million lower interest expense arising on designated swaps due to the de-designation of swaps related to the Golar LNG Partners Credit Facility following its refinancing in May 2016.

Other financial items: Other financial items reflect losses of $30.5 million and $30.9 million for the nine months ended September 30, 2016 and 2015, respectively, as set forth in the table below:

	Nine Months Ended September 30,
(in thousands of $)	2016	2015	$ Change	% Change
Unrealized mark-to-market losses for interest rate swaps	(13,518)	(13,229)	(289)	2%
Interest expense on un-designated interest rate swaps	(8,323)	(10,127)	1,804	(18)%
Amortization of deferred financing costs	(7,217)	(4,734)	(2,483)	52%
Other	(1,459)	(2,791)	1,332	(48)%
Other financial items, net	(30,517)	(30,881)	364	(1)%

As of September 30, 2016, our interest rate swaps portfolio had a notional value of $1,143.4 million (excluding our cross-currency interest rate swap of $227.2 million related to our High-Yield Bonds). We designated approximately 7% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million, entered into as a hedge against our High-Yield Bonds, which was designated as a cash flow hedge. A $3.3 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the nine months ended September 30, 2016. A $7.0 million loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings, for the same period in 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Interest expense on un-designated interest rate swaps decreased by $1.8 million to $8.3 million for the nine months ended September 30, 2016, compared to $10.1 million for the same period in 2015. This was due to the increase in LIBOR rates from 2015 to 2016.

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $2.5 million to $7.2 million for the nine months ended September 30, 2016, compared to $4.7 million for the nine months ended September 30, 2015. This was principally due to the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels under the $800 million credit facility in May 2016.

Income taxes: The tax charge for the nine months ended September 30, 2016 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes and interest and penalties primarily on withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the nine months ended September 30, 2016 increased by $4.9 million to $14.0 million compared to $9.1 million in the same period in 2015. The increase was mainly attributable to withholding taxes and interest and penalties primarily on withholding taxes in respect of our Indonesian operations and the utilization of brought forward tax losses from our operations in Indonesia. In 2016, the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened. These were concluded by the local tax authorities in the three months ended June 30, 2016 and resulted in the recognition of an additional $2.3 million to the existing tax provision to cover penalties and interest. See note 7 to our unaudited condensed consolidated financial statements included herein.

Net income: As a result of the foregoing, we earned net income of $110.6 million and $112.6 million for the nine months ended September 30, 2016 and 2015, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary of CMBL in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus the equity attributable to CMBL is included in our non-controlling interest. See note 3 to our unaudited condensed consolidated financial statements included herein.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of September 30, 2016, our cash and cash equivalents, including restricted cash was $229.7 million, and we had access to undrawn borrowing facilities of $25.0 million. Our restricted cash balances (excluding $22.1 million cash collateral in respect of our cross-currency interest rate swap and $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our cash balances. Since September 30, 2016, significant transactions impacting our cash flows include:

•	payment of a cash distribution of $0.5775 per unit ($40.1 million in aggregate) with respect to the quarter ended September 30, 2016, in November 2016;

•	scheduled loan principal repayments amounting to $20.7 million; and

•
receipt of $19.5 million from Golar in November 2016 with respect to charter payments due under the Golar Grand charter as of September 30, 2016. See note 11 to our unaudited condensed consolidated financial statements included herein.

As of September 30, 2016, our current liabilities exceeded current assets by $75.4 million.

However, included within current liabilities are (i) mark-to-market valuations of our swap derivatives of $97.2 million (includes $69.9 million mark-to-market valuations for our cross-currency interest rate swap) maturing between 2017 and 2022 (see note 10 to our unaudited condensed consolidated financial statements included herein) and (ii) deferred drydocking and operating cost revenue of $16.5 million which relates to charter hire received in advance from our charterers. No cash outflows are expected in respect of deferred drydocking and operating cost revenues.

Moreover, the cash expected to be generated from operations (assuming the current rates earned from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments and make distributions.

We believe our current resources, including our undrawn revolving credit facility totaling $25.0 million as of September 30, 2016, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Nine months ended September 30,
(in thousands of $)	2016	2015	$ Change	% Change
Net cash provided by operating activities	188,609	153,935	34,674	23%
Net cash used in investing activities	(107,247)	(6,782)	(100,465)	1,481%
Net cash used in financing activities	(52,651)	(207,490)	154,839	(75)%
Net increase (decrease) in cash and cash equivalents	28,711	(60,337)	89,048	(148)%
Cash and cash equivalents at beginning of period	40,686	98,998	(58,312)	(59)%
Cash and cash equivalents at end of period	69,397	38,661	30,736	80%

In addition to our cash and cash equivalents noted above, as of September 30, 2016, we had restricted cash of $160.3 million This comprised principally of (i) $128.4 million representing balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for our obligations and, in the case of restricted cash relating to our lease obligation, is used to repay the obligation); (ii) $22.1 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the NOK denominated High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap; and (iii) the balance which relates mainly to collateral deposits relating to performance guarantees issued to charterers.

Net Cash provided by Operating Activities

Net cash provided by operations increased by $34.7 million to $188.6 million for the nine months ended September 30, 2016 compared to $153.9 million for the same period in 2015. This was primarily due to:

•
a $8.3 million decrease in drydock expenditures in the nine months ended September 30, 2016 compared to the same period in 2015, by virtue of the scheduled drydocking of the LNG carrier, the Golar Maria during the nine months ended September 30, 2016 compared to the scheduled drydocking of the FSRU, the Golar Freeze during the nine months ended September 30, 2015; and

•
improvement in the general timing of working capital in the nine months ended September 30, 2016, compared to the same period in 2015. This includes a reduction in trade receivables, partly offset by an increase in amounts due from related parties. Refer to note 11 to our unaudited condensed consolidated financial statements.

Net Cash used in Investing Activities

Net cash used in investing activities of $107.2 million for the nine months ended September 30, 2016 was due to the payment of $107.2 million of cash consideration in connection with the acquisition of the Golar Tundra in May 2016.

Net cash used in investing activities of $6.8 million for the nine months ended September 30, 2015 was primarily due to the $6.0 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015.

Net Cash used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, offset by debt and lease repayments.

Net cash used in financing activities during the nine months ended September 30, 2016 of $52.7 million was primarily due to the following:

•
the repayment of long-term debt of $745.5 million. Of this amount, $681.4 million relates to repayment of the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt in connection with their refinancing in May 2016 to the new $800.0 million credit facility;

•	the payment of cash distributions during the period of $123.8 million ($9.2 million of which consisted of distributions to non-controlling interests); and

•	financing and debt settlement costs paid of $13.5 million, mainly in connection with the new $800.0 million credit facility in May 2016.

This was partially offset by:

•
the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancings, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the new $800 million credit facility; and

•
a $15.6 million net reduction in restricted cash mainly due to a decrease in the cash collateral deposits in respect of our cross-currency swap and the cash balances held by Eskimo SPV (see note 3 to our unaudited condensed consolidated financial statements included herein).

Net cash used in financing activities during the nine months ended September 30, 2015 of $207.5 million was primarily due to the following:

•	repayment of long-term debt and lease obligations of $434.1 million; and

•	payment of cash distributions during the period of $122.4 million ($8.0 million of which consisted of distributions to non-controlling interests).

This was partially offset by the receipt of aggregate proceeds of $380.0 million from our new debt, refinancings and revolvers, comprising: (i) $180.0 million from the Maria and Freeze facility; (ii) $150.0 million from the issuance of our 2015 Norwegian Bonds; and (iii) the balance relating to drawdowns under our credit facilities including revolvers.

Borrowing Activities

Long-Term Debt. As of September 30, 2016 and December 31, 2015, our long-term debt, net of deferred financing costs consisted of the following:

(in thousands of $)	September 30, 2016	December 31, 2015

$800 million Credit Facility	757,833	—
High-Yield Bonds	162,813	147,007
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	121,375	112,100
Eskimo SPV Debt	237,084	254,070
Golar LNG Partners Credit Facility	—	181,500
Golar Partners Operating Credit Facility	—	185,000
Golar Igloo Debt	—	141,111
Maria and Freeze Facility	—	174,000
Total debt	1,429,105	1,344,788
Less: Deferred financing costs, net	(18,308)	(13,676)
Total debt net of deferred financing costs	1,410,797	1,331,112

Our outstanding debt of $1,429.1 million as of September 30, 2016, is repayable as follows:

Period ending December 31, (in thousands of $)

2016 (three months ended)	40,742
2017	245,780
2018	97,317
2019	82,683
2020	234,500
2021 and thereafter	728,083
Total	1,429,105

As of September 30, 2016 and December 31, 2015, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our High-Yield Bonds is 5.20% above the Norwegian Interbank Offered Rate (NIBOR). The margin related to our U.S. dollar denominated 2015 Norwegian Bonds is 4.4% above LIBOR.

The significant developments relating to our debt in the period after December 31, 2015 are set forth below.

In April 2016, we entered into an $800.0 million senior secured credit facility which refinanced the bank debt secured by seven of our existing vessels and provided the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $453.0 million in 2021, together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin of 2.5% as well as a commitment fee on undrawn amounts.

In addition to the restrictive covenants described generally under “—Debt and Lease Restrictions,” the financial covenants under the $800.0 million credit facility contains certain financial covenants which require us to maintain as of the end of each quarterly period and as of the end of each fiscal year:

•	free liquid assets (as defined in the credit facility) of at least $30 million;

•	a net debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) ratio of no greater than 6.50 to 1.00;

•	an EBITDA (as defined in the credit facility) to debt service ratio equal to or greater than 1.15 to 1.00 on a consolidated basis at all times; and

•	a consolidated net worth (as defined in the credit facility) of at least $250.0 million.

In addition, the aggregate average broker value of the Golar Freeze, the Golar Spirit, the Golar Winter, the Golar Igloo, the Golar Maria, the Golar Grand and the Methane Princess must at all times be at least 110% of the outstanding facility amount.

In connection with the Tundra acquisition, we became the primary obligor under the sale and leaseback arrangement with respect to the Golar Tundra (the “Tundra Lease”). See note 8 to our unaudited condensed consolidated financial statements included herein.

Capital Lease Obligations. As of September 30, 2016, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2016 (three months ended)	1,754
2017	7,284
2018	7,577
2019	7,873
2020	8,174
2021 and thereafter	178,371
Total minimum lease payments	211,033
Less: Imputed interest	(87,122)
Present value of minimum lease payments	123,911

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a UK bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of September 30, 2016, was $118.0 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our UK tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 12 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described above and in our 2015 Annual Report on Form 20-F.

As of September 30, 2016, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar or Golar Power when those vessels are fixed under charters of five or more years. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

We have recently entered into preliminary discussions with Golar regarding the potential acquisition of an interest in the FLNG, the Golar Hilli, which is expected to commence operations under an eight year time charter with Perenco Cameroon by September 30, 2017. No assurance can be given that we will acquire the Golar Hilli, and any such acquisition will be subject to, among other things, the approval of our conflicts committee.

Drydockings

From now through to December 31, 2020, eight of the vessels in our current fleet, including the Golar Tundra, will undergo their scheduled drydockings. We estimate that we will spend in total approximately $56.5 million for drydocking of these vessels with approximately $12.0 million expected to be incurred in 2017, $23.5 million in 2018, $6.5 million in 2019 and $14.5 million in 2020. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. From 2016, ballast water treatment is required by the BWM Convention. Installation of ballast water treatment systems will be needed on all our LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under their time charters, the Golar Spirit and the Golar Winter may be required to trade as LNG carriers. If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. Initial estimates of the additional costs of complying with these rules are within the range of $2 million and $3 million per vessel.

We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to note 2 (Significant Accounting Policies) to our consolidated financial statements included in our 2015 Annual Report on Form 20-F, filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of September 30, 2016 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2016	Due in 2017-2018	Due in 2019-2020	Due Thereafter
Long-term debt(1)	1,429.1	40.7	343.1	317.2	728.1
Interest commitments on long-term debt - floating and other interest rate swaps (2)	272.3	17.6	110.2	79.3	65.2
Capital lease obligations	123.9	0.1	2.1	3.5	118.2
Interest commitments on capital lease obligations (2)(3)	87.1	1.6	12.8	12.5	60.2
Total	1,912.4	60.0	468.2	412.5	971.7

(1) Amounts shown gross of deferred financing costs of $18.3 million.

(2) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.16% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed all in interest rate of 5.2%.

(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Off-Balance Sheet Arrangements

Refer to note 3 of our unaudited condensed consolidated financial statements for discussion on the Tundra Acquisition.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2015 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in note 25 — Financial Instruments to our audited consolidated financial statements included in our 2015 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk. A significant portion of our long-term debt and capital lease obligations is subject to the risk of movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of September 30, 2016, the notional amount of the designated interest rate swaps hedged against our debt was $312.2 million (including the cross currency interest rate swap of $227.2 million). The principal of the long-term loans and capital lease obligations, net of restricted cash, outstanding as of September 30, 2016, was $1,392.7 million (gross of deferred financing costs). Based on our floating rate debt (excluding high yield bonds) and net capital lease obligations outstanding of $128.9 million (gross of deferred financing costs) as of September 30, 2016, a 1% increase in the floating interest rate would increase interest expense by $1.0 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2016, please read note 10 to the condensed consolidated interim financial statements for the period ended September 30, 2016.

Foreign currency risk. We have transactions, assets and liabilities which are denominated in currencies other than U.S. Dollars, such as Pound Sterling in relation to the administrative expenses we will be charged by Golar Management in the UK; operating expenses incurred in a variety of foreign currencies and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the nine months ended September 30, 2016, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.3 million for the nine months ended September 30, 2016. Based on our Brazilian Real revenues and expenses for the nine months ended September 30, 2016, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net profit for the nine months ended September 30, 2016 by approximately $0.6 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of September 30, 2016, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.6 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the nine months ended September 30, 2016, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew costs by approximately $1.4 million for the nine months ended September 30, 2016.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and voyage charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of $, except number of days and average daily TCE)	2016	2015	2016	2015
Total operating revenues	113,839	114,133	326,656	319,694
Voyage and commission expenses	(1,225)	(2,203)	(4,473)	(5,674)
	112,614	111,930	322,183	314,020
Calendar days less scheduled off-hire days(1)	920	920	2,713	2,646
Average daily TCE (to the closest $100)	122,400	121,700	118,800	118,700

(1) Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock.

Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information-Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015 and under the caption “Risk Factors” in our Form 6-K for the quarter ended June 30, 2016, filed with the SEC on October 4, 2016, which could materially affect our business, financial condition or results of operations.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit amounts)	Notes	2016	2015	2016	2015
Time charter revenues		106,479	105,853	304,736	286,419
Time charter revenues from related parties (1)		7,360	8,280	21,920	33,275
Total operating revenues		113,839	114,133	326,656	319,694

Vessel operating expenses (1)		13,430	15,348	46,496	48,208
Voyage and commission expenses		1,225	2,203	4,473	5,674
Administrative expenses (1)		2,299	1,617	5,926	4,661
Depreciation and amortization		25,274	23,244	75,182	68,418
Total operating expenses		42,228	42,412	132,077	126,961

Operating income		71,611	71,721	194,579	192,733

Financial income (expenses)
Interest income (1)		1,199	281	3,326	842
Interest expense (1)		(15,569)	(14,190)	(42,738)	(41,004)
Other financial items	6	6,866	(19,045)	(30,517)	(30,881)
Net financial expenses		(7,504)	(32,954)	(69,929)	(71,043)

Income before tax		64,107	38,767	124,650	121,690
Taxation	7	(4,573)	(3,542)	(14,036)	(9,128)
Net income		59,534	35,225	110,614	112,562
Less: Net income attributable to non-controlling interests		(3,538)	(2,557)	(9,886)	(7,610)
Net income attributable to Golar LNG Partners LP Owners		55,996	32,668	100,728	104,952

Earnings per unit
Common unit (basic and diluted) (2)	13	$0.72	$0.48	$1.66	$1.56

Cash distributions declared and paid per unit in the period	13	$0.58	$0.58	$1.73	$1.73
______________________________
(1) This includes amounts arising from transactions with related parties (see note 11).
(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which were 100% held by Golar, converted to common units.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2016	2015	2016	2015
Net income	59,534	35,225	110,614	112,562
Other comprehensive income:
Unrealized net gain (loss) on qualifying cash flow hedging instruments	2,021	(5,815)	2,747	(9,289)
Amount reclassified from accumulated other comprehensive income (loss) to statements of operations	—	—	409	—
Other comprehensive income (loss)	2,021	(5,815)	3,156	(9,289)
Comprehensive income	61,555	29,410	113,770	103,273
Comprehensive income attributable to:
Partners’ capital in Golar LNG Partners LP	58,017	26,853	103,884	95,663
Non-controlling interest	3,538	2,557	9,886	7,610

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
(in thousands of $)	Note	2016	2015
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		69,397	40,686
Restricted cash and short-term investments		36,862	56,714
Other current assets		23,206	25,984
Amount due from related parties	11	37,215	7,128
Inventories		1,131	1,339
Total Current Assets		167,811	131,851
Non-current
Restricted cash		123,444	136,559
Vessels and equipment and vessels under capital leases, net		1,785,800	1,847,403
Intangible assets, net		89,392	99,096
Other long-term assets		10,368	16,753
Amounts due from related parties	11	107,247	—
Total Assets		2,284,062	2,231,662

LIABILITIES AND EQUITY
Current
Short-term debt and current portion of long-term debt	9	98,925	121,739
Other current liabilities		144,287	144,273
Total Current Liabilities		243,212	266,012
Non-current
Long-term debt	9	1,311,872	1,209,373
Obligations under capital leases		123,911	143,112
Other long-term liabilities		19,032	16,650
Total Liabilities		1,698,027	1,635,147
Equity
Partners' capital:
Common unitholders		480,878	486,533
Subordinated unitholders		—	12,649
General partner interest		44,236	40,293
Total Partners' capital		525,114	539,475
Accumulated other comprehensive income		(6,569)	(9,725)
		518,545	529,750
Non-controlling interest		67,490	66,765
Total Equity		586,035	596,515
Total Liabilities and Equity		2,284,062	2,231,662

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,
(in thousands of $)	Note	2016	2015
OPERATING ACTIVITIES
Net income		110,614	112,562
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		75,182	68,418
Movement in deferred tax liability	7	1,704	—
Release of deferred tax asset	7	3,944	3,464
Amortization of deferred charges	6	7,217	4,734
Drydocking expenditure		(4,060)	(12,403)
Foreign exchange losses		(416)	(255)
Interest element included in obligations under capital leases		(1,351)	191
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable		3,578	(35,498)
Inventories		209	(799)
Prepaid expenses, accrued income and other assets		2,338	1,127
Amount due to/from related companies		(30,637)	8,138
Trade accounts payable		(1,089)	2,504
Accrued expenses		3,430	(4,457)
Restricted cash		(129)	—
Other current liabilities		18,075	6,209
Net cash provided by operating activities		188,609	153,935

INVESTING ACTIVITIES
Additions to vessels and equipment		—	(3,422)
Deposit made in connection with the Golar Tundra acquisition	8	(107,247)	—
Acquisition of subsidiaries, net of cash acquired	8	—	(5,971)
Restricted cash		—	2,611
Net cash used in investing activities		(107,247)	(6,782)

FINANCING ACTIVITIES
Repayment of debt, including debt due to a related parties		(745,528)	(434,081)
Proceeds from long-term debt	9	815,000	380,000
Dividend paid to non-controlling interest		(9,161)	(8,000)
Cash distributions paid		(114,594)	(114,366)
Financing costs paid		(13,523)	(4,564)
Restricted cash		15,650	(26,479)
Common units buy-back and cancellation		(495)	—
Net cash used in financing activities		(52,651)	(207,490)

Net increase/(decrease) in cash and cash equivalents		28,711	(60,337)
Cash and cash equivalents at beginning of period		40,686	98,998
Cash and cash equivalents at end of period		69,397	38,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2014	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
Net income	73,194	25,566	6,192	—	104,952	7,610	112,562
Other comprehensive loss	—	—	—	(9,289)	(9,289)	—	(9,289)
Cash distributions (1)	(78,426)	(27,394)	(8,545)	—	(114,365)	—	(114,365)
Non-controlling interest dividend	—	—	—	—	—	(8,000)	(8,000)
Consolidated balance at Sept 30, 2015	485,592	10,235	30,967	(11,375)	515,419	67,228	582,647

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2015	486,533	12,649	40,293	(9,725)	529,750	66,765	596,515
Net income	78,921	9,088	12,719	—	100,728	9,886	110,614
Other comprehensive income	—	—	—	3,156	3,156	—	3,156
Cash distributions (1)	(87,396)	(18,422)	(8,776)	—	(114,594)	—	(114,594)
Non-controlling interest dividend	—	—	—	—	—	(9,161)	(9,161)
Common units acquired and cancelled	(495)	—	—	—	(495)	—	(495)
Conversion of subordinated units to common units(2)	3,315	(3,315)	—	—	—	—	—
Consolidated balance at Sept 30, 2016	480,878	—	44,236	(6,569)	518,545	67,490	586,035

(1) This includes cash distributions to Incentive Distribution Rights (“IDRs”) holders for the nine months ended September 30, 2016 and 2015 of $6.5 million and $6.5 million, respectively.

(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which were 100% held by Golar, converted to common units.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to the Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of September 30, 2016, we have a fleet of four LNG carriers and six FSRUs, excluding the Golar Tundra, as explained in note 2.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015, which are included in our Annual Report on Form 20-F.

In May 2016, we acquired (the “Tundra Acquisition”) from Golar 100% of the interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU, for a purchase price of approximately $330.0 million, less net lease obligations and working capital adjustments. Pursuant to an agreement entered into between us and Golar in connection with the Tundra Acquisition (as amended, the “Tundra Letter Agreement”), we have the right to require Golar to repurchase the shares of Tundra Corp under certain circumstances, and consequently Golar continues to consolidate the Tundra Corp and the results of operations of Tundra Corp are not reflected in our financial statements (see notes 3 and 8).

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2015, except for the recently adopted accounting policy as disclosed in note 4.

3. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of September 30, 2016, we leased the Golar Eskimo from a VIE under a finance lease with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a newly formed special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of September 30, 2016, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of September 30, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of September 30, 2016 is shown below:

(in thousands of $)	2016(1)	2017	2018	2019	2020	After 2020
Golar Eskimo*	5,849	22,963	22,437	21,859	21,330	95,217

(1) For the three months ended December 31, 2016.
*The payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin but excludes the repurchase obligation at the end of lease term.

The most significant impact of consolidation of Eskimo SPV’s assets and liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	September 30, 2016	December 31, 2015
Assets
Restricted cash	2,200	4,031

Liabilities
Long-term debt	237,084	254,070

Restricted cash represents cash in Eskimo SPV which is not available for use by us.

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $1.9 million and $6.1 million for the three months and nine months ended September 30, 2016, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash used in financing activities of $4.1 million and $14.0 million for the three months and nine months ended September 30, 2016, respectively.

Tundra Corp

On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) the disponent owner and operator of the FSRU, the Golar Tundra (“Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”). Accordingly, we have determined that (1) Tundra Corp is a VIE and (2) until the Tundra Put Option expires, Golar is the primary beneficiary of Tundra Corp. Thus, Tundra Corp will not be consolidated into our financial statements until the Tundra Put Option expires (see note 8).

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of September 30, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Tundra	November 2015	254.6	194.1	November 2018	114.6	November 2025

A summary of our payment obligations under the bareboat charter with Tundra SPV as of September 30, 2016 is shown below:

(in thousands of $)	2016(1)	2017	2018	2019	2020	After 2020
Golar Tundra*	5,323	20,910	20,446	19,934	19,466	87,051

(1) For the three months ended December 31, 2016.
*The payment obligation table includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin but excludes the repurchase obligation at the end of lease term.

PT Golar Indonesia

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, we adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. We adopted the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in our financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on our Consolidated Balance Sheets as of December 31, 2015 resulted in a reduction of “Long-term assets” and “Total assets” in the amount of $13.7 million, with a corresponding decrease of $13.7 million in “Long-term debt” and “Total liabilities”.

Accounting pronouncements to be adopted

In June 2016, the FASB issued a new accounting standard, ASC 326 Financial Instruments—Credit Losses. The standard significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace the current incurred loss approach with an expected loss model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do currently under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for fiscal years beginning after December 15, 2018. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. A retrospective approach is required unless impracticable to do. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In November 2016, the FASB issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows: Restricted Cash, providing specific guidance on the cash flow classification and presentation of changes in restricted cash and restricted cash equivalents. The amendments in ASU 2016-18 require that a statement of cash flows (“SCF”) explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents (collectively “cash”). Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the SCF. The amendments in ASU 2016-18 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. We are assessing what impact the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

5.                                      SEGMENTAL INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Partnership’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During the nine months ended September 30, 2016 and 2015, our fleet operated under time charters with nine charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), PT Nusantara Regas (“PTNR”), Royal Dutch Shell plc, Eni S.p.A., Kuwait National Petroleum Company (“KNPC”) and Golar. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Royal Dutch Shell plc is headquartered in the Netherlands. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

For the three and nine months ended September 30, 2016 and 2015, revenues from the following charterers accounted for over 10% of our consolidated revenues:

	Three months ended September 30,				Nine months ended September 30,
(in thousands of $)	2016		2015		2016		2015
Petrobras	25,872	23%	25,056	22%	75,542	23%	74,562	23%
PTNR	16,966	15%	16,758	15%	50,807	16%	50,568	16%
Golar LNG Limited	7,360	6%	8,280	7%	21,920	7%	33,275	10%
KNPC	14,252	13%	14,252	12%	33,402	10%	33,151	10%
DUSUP	11,613	10%	12,002	11%	34,852	11%	29,565	9%
Jordan	14,344	13%	14,250	12%	42,721	13%	23,405	7%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended September 30		Nine months ended September 30
(in thousands of $)	2016	2015	2016	2015
Brazil	25,872	25,056	75,542	74,562
United Arab Emirates	11,613	12,002	34,852	29,565
Indonesia	16,966	16,758	50,807	50,568
Kuwait	14,252	14,252	33,402	33,151
Jordan	14,344	14,250	42,721	23,405

Fixed assets, net	September 30,	December 31,
(in thousands of $)	2016	2015
Brazil	353,036	369,922
Kuwait	269,040	275,684
Indonesia	194,671	205,188
United Arab Emirates	125,046	133,883
Jordan	280,736	286,974

6.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2016	2015	2016	2015
Amortization of deferred financing costs	(775)	(1,229)	(7,217)	(4,734)
Unrealized mark-to-market gains (losses) for interest rate swaps	10,858	(13,301)	(13,518)	(13,229)
Interest expense on un-designated interest rate swaps	(2,993)	(3,842)	(8,323)	(10,127)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	159	344	829	254
Foreign exchange losses on operations	(115)	(606)	(1,091)	(1,286)
Mark-to-market adjustment for currency swap derivatives and other	(268)	(411)	(1,197)	(1,759)
Total	6,866	(19,045)	(30,517)	(30,881)

7. TAXATION

As of September 30, 2016, a net deferred tax asset of $6.4 million ($10.4 million at December 31, 2015) was recognized, principally related to the recognition of certain historical tax positions on our Indonesian operations.

As of September 30, 2016, a net deferred tax liability of $2.9 million ($1.1 million at December 31, 2015) was recognized, due to the deferred tax liability from tax depreciation in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset related to net operating loss carryforwards generated from our Jordan operations.

Tax charge

The tax charge for the three and nine months ended September 30, 2016 included current tax charges in respect of our operations in the United Kingdom, Brazil and Kuwait. The Partnership does not currently incur any corporate income tax in respect of operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three months and nine months ended September 30, 2016 includes a net deferred tax charge of $0.6 million and $1.7 million respectively, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan. As a result of the deferred tax charge of $0.6 million and $1.7 million for three and nine months ended September 30, 2016 respectively, the deferred tax liability balance as of September 30, 2016 is $2.9 million.

The total tax charge for the three months and nine months ended September 30, 2016 also includes a deferred tax charge of $1.7 million and $3.9 million respectively, in relation to the utilization of the brought forward tax losses in Indonesia. As a result of the deferred tax charge of $1.7 million and $3.9 million for three and nine months ended September 30, 2016 respectively, the deferred tax asset balance as of September 30, 2016 is $6.4 million.

Uncertainty in tax positions

In 2016 the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities, with particular focus on withholding tax payments. The audit resulted in several findings in relation to late payments of withholding taxes on certain transactions, resulting in the imposition of interest and penalties. As of September 30, 2016, we recognized a provision of $3.1 million ($2.2 million at December 31, 2015) for certain risks in various jurisdictions. This provision includes interest and penalties arising from our Indonesian operations for the periods 2014 to September 30, 2016 following the conclusion of the tax audits mentioned above.

8.     ACQUISITIONS

In May 2016, we acquired from Golar interests in Tundra Corp, the disponent owner and operator of the Golar Tundra. In January 2015, we acquired from Golar the equity interest in the subsidiaries which own and operate the Golar Eskimo.

Our board of directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist the evaluation of each transaction. The details of the transactions are as follows:

Golar Tundra

On May 23, 2016, we acquired from Golar, Tundra Corp, the disponent owner and operator of the Golar Tundra, for a purchase price of $330.0 million less the assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement, pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with WAGL. In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provides that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase Tundra Corp at a price equal to the original purchase price.
The Golar Tundra is subject to a time charter with WAGL for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”).
The Golar Tundra was expected to commence operations in order to serve the Ghana LNG Project in the second quarter of 2016. The Golar Tundra arrived in Ghana at the end of May 2016 and tendered its notice of readiness (“NOR”) in mid June 2016, with payments beginning to accrue under the charter 30 days thereafter. However, as of December 19, 2016, WAGL had not accepted the Golar Tundra due to delays in the Ghana LNG Project. As these delays have continued for 120 days after NOR, under the terms of the charter the Golar Tundra was deemed accepted by WAGL in October 2016. On October 19, 2016, WAGL received Parliamentary approval for the Ghana LNG Project from the Government of Ghana, the lack of which had been the major impediment to the progress of the Ghana LNG Project, however, at this time, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL.
Tundra Corp has commenced arbitration proceedings against WAGL in the United Kingdom in order to collect amounts due under the charter. Golar and WAGL continue to engage in dialogue, and on November 29, 2016, the first payment from WAGL for amounts due under the charter was received by Tundra Corp, for the benefit of Golar pursuant to the Tundra Letter Agreement.

Golar Eskimo

On January 20, 2015, we acquired Golar’s 100% interest in the companies that own and operate the FSRU Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 22, 2014. The purchase consideration was $388.8 million less the assumed bank debt of $162.8 million. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Final
Golar Eskimo
(in thousands of $)	January 20, 2015
Purchase consideration (1)	226,010
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	292,872
Intangible asset	95,520
Long-term debt	(162,830)
Cash	298
Others	150
Subtotal	226,010
Excess of the consideration transferred and fair value of net assets acquired	—
(1) The purchase consideration comprised of the following:

(in thousands of $)	Golar Eskimo
Loan from Golar	220,000
Cash consideration paid to Golar	7,170
Purchase price adjustments	(1,160)
Total	226,010

Revenue and profit contributions

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. The Golar Eskimo contributed revenues of $14.3 million and $36.2 million and net income of $10.8 million and $23.2 million to the financial results for the period from July 1, 2015 to September 30, 2015 and January 20, 2015 to September 30, 2015.

The table below shows our summarized consolidated pro forma financial information for the three and nine months ended September 30, 2015, giving effect to our acquisition of the Golar Eskimo as if it had taken place on January 1, 2015.

(in thousands of $, except per unit data)	Three months ended September 30, 2015	Nine months ended September 30, 2015
Revenues	114,133	320,580
Net income	35,225	113,448

9.                                      DEBT

As of September 30, 2016 and December 31, 2015, we had total long-term debt outstanding of $1,410.8 million and $1,331.1 million, respectively, net of deferred financing costs of $18.3 million and $13.7 million, respectively.

In April 2016, we entered into a $800.0 million senior secured credit facility (the “$800 million credit facility”) which refinanced the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt. As a result of the refinancing, the above facilities were terminated.

The $800 million credit facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility will be reduced by $25.0 million by September 30, 2017 and $50.0 million by September 30, 2018. The term loan facility is repayable in quarterly installments with a total final balloon payment of $453.0 million together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of September 30, 2016, we had drawn down $125.0 million of the $150.0 million revolving credit facility.

10.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. Dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

		September 30, 2016		December 31, 2015
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	69,397	69,397	40,686	40,686
Restricted cash	Level 1	160,306	160,306	193,273	193,273
High-Yield and 2015 Norwegian Bonds (1)	Level 1	312,813	303,177	297,007	298,845
Long-term debt — floating (2)	Level 2	1,116,292	1,116,292	1,047,781	1,047,781
Obligations under capital leases (2)	Level 2	123,911	123,911	143,112	143,112

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	—	—	1,881	1,881
Cross currency interest rate swap liability (5)	Level 2	69,867	69,867	89,015	89,015
Interest rate swaps liability (3) (4)	Level 2	27,363	27,363	15,540	15,540

(1) This pertains to bonds with a carrying value of $312.8 million and $297.0 million as of September 30, 2016 and December 31, 2015, respectively, which are included under long-term debt on the balance sheet. The fair value of the bonds as of September 30, 2016 was $303.2 million (2015: $298.8 million), which is 96.9% of their face value (2015: 100.6%).

(2) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long term debt is presented gross of deferred financing cost of $18.3 million as of September 30, 2016 (2015: $13.7 million).

(3) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of September 30, 2016 and December 31, 2015 was a net liability of $0.3 million (with a notional amount of $85.0 million) and a net liability of $1.6 million (with a notional amount of $142.5 million), respectively. The expected maturity of the remaining designated interest rate agreement is February 2018.

(5) In order to hedge our exposure to currency fluctuations under our NOK-denominated senior unsecured bonds (“High-Yield Bonds”), we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of September 30, 2016, the following are the details on the cross currency interest rate swap:

Instrument (in thousands of $, unless otherwise indicated)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(69,867)

As of September 30, 2016 and December 31, 2015, our accumulated other comprehensive income included an unrealized loss of $5.8 million and $9.1 million, respectively, in respect of the cross currency interest rate swap designated as a cash flow hedge.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short term maturity of these instruments.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	September 30, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	1,881	(1,881)	—
Total liability derivatives	27,363	—	27,363	15,540	(1,881)	13,659

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Since the market valuation has fallen below this level, we have provided $22.1 million of cash collateral as of September 30, 2016.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of September 30, 2016, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity dates			Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,370,549	(1)	Feb 2018	to	May 2022	1.070%	to	6.485%
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described in footnote 5 above.

As of September 30, 2016, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,370.5 million (December 31, 2015: $1,090.4 million).

11.             RELATED PARTY TRANSACTIONS

Transactions with related parties:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2016	2015	2016	2015
Transactions with Golar and affiliates:
Time charter revenues from related parties (a)	7,360	8,280	21,920	33,275
Management and administrative services fees (b)	(1,329)	(711)	(2,617)	(2,040)
Ship management fees (c)	(1,332)	(1,827)	(5,342)	(5,482)
Interest expense on the Eskimo vendor loan (i)	—	(738)	—	(3,776)
Income related to the Tundra Letter Agreement (e)	929	—	1,237	—
Interest income on short term credit arrangements (e)	—	—	122	—
Dividends to China Petroleum Corporation (f)	(3,200)	(3,000)	(9,200)	(8,000)
Distributions to Golar (h)	(13,200)	(13,100)	(39,600)	(38,800)
Fees to Helm Energy Advisors Inc (j)	(90)	—	(800)	—
Total	(10,862)	(11,096)	(34,280)	(24,823)

Receivables from related parties:

As of September 30, 2016 and December 31, 2015 balances with related parties consisted of the following:

(in thousands of $)	September 30, 2016	December 31, 2015
Balances due from Golar and affiliates (d)	35,052	4,400
Deposit paid to Golar (e)	107,247	—
Methane Princess lease security deposit movements (g)	2,163	2,728
Total	144,462	7,128

(a) Time charter revenues from related parties - This consists of revenue from the charter of the Golar Grand (three and nine months ended September 30, 2016) and charters of the Golar Eskimo and the Golar Grand (three and nine months ended September 30, 2015).

In February 2015 we exercised our option requiring Golar to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate that would have been payable by the charterer. The daily time charter rate receivable from Golar reduced following the vessel’s lay up in December 2015.

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period.

(b) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management and Golar Management Norway AS.

(d) Balances due from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. The increase in trading balances from Golar to $35.1 million at September 30, 2016 from $4.4 million at December 31, 2015 is mainly attributable to amounts due from Golar in respect of the Golar Grand charter and amounts due under the Tundra Letter Agreement. Subsequent to September 30, 2016, Golar settled $19.5 million of amounts due under the Golar Grand time charter.

(e) Deposit paid to Golar - As further described in note 8, in May 2016 we closed the Tundra Acquisition. As of the closing, we had paid a total of $107.2 million in purchase consideration. Until the Golar Tundra commences operations and the arrangements with Golar expire (including the Tundra Put Option), we will not consolidate Tundra Corp into our financial results. Accordingly, we have recognized a deposit receivable of $107.2 million in our consolidated balance sheet as of September 30, 2016. Furthermore, pursuant to the Tundra Letter Agreement, of the amount we are entitled to receive under the agreement we have accounted for $0.9 million and $1.2 million as interest income for the three and nine months ended September 30, 2016, respectively.

(f) Dividends to China Petroleum Corporation - During the three and nine months ended September 30, 2016 and September 30, 2015, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $3.2 million and $9.2 million and $3.0 million and $8.0 million, respectively.

(g) Methane Princess lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

(h) Distributions to Golar - During the three and nine months ended September 30, 2016 and September 30, 2015, we paid total distributions to Golar of $13.2 million and $39.6 million and $13.1 million and $38.8 million, respectively.

(i) Golar Eskimo vendor loan - In January 2015 we acquired the Golar Eskimo from Golar for $388.8 million. We funded a portion of the purchase price with the proceeds of a $220.0 million vendor loan from Golar. The loan was non-amortizing with a final balloon payment due in December 2016, contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was repaid in full in November 2015.

(j) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our Board in February 2015 and resigned in September 2016, acted and advised on various projects for Golar and earned approximately $0.8 million from Golar in fees for the nine months ended September 30, 2016. As of September 30, 2016, the total amount outstanding by Golar to Helm was $0.1 million.

12.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At September 30, 2016	At December 31, 2015
Book value of vessels secured against long-term loans and capital leases	1,642,721	1,847,403

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

As of September 30, 2016, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of September 30, 2016, there was a net accrued gain of approximately $1.6 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the 2010 lease restructuring, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £20 million Pound Sterling. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. We believe PTGI has strong merits to support its position. However, there can be no assurance that PTGI’s position will be prevail. In the event of a negative outcome, in addition to the liability for VAT, there is the possibility that interest and penalties at 2% per month may be applied from the point when the waiver was initially issued up until the date of payment of the VAT deemed due together with penalties applied. The court proceedings commenced in April 2016, with the final hearing taking place in June 2016. We are awaiting the decision on the case. In the event that the cancellation of the waiver is upheld which we do not believe to be probable, we will be indemnified by PTNR under the TCP for the NR Satu for any VAT liability as well as the related interest and penalties.

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit data)	2016	2015	2016	2015
Net income attributable to general partner and limited partner interests	55,996	32,668	100,728	104,952
Less: distributions paid (1)	(38,199)	(38,533)	(114,579)	(115,598)
Under (over) distributed earnings	17,797	(5,865)	(13,851)	(10,646)
Net income attributable to:
Common unitholders	44,172	22,111	83,704	71,379

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	61,079	45,663	50,485	45,663

Earnings per unit (basic and diluted):
Common unitholders	$0.72	$0.48	$1.66	$1.56

Cash distributions declared and paid in the period per unit(2):	$0.58	$0.58	$1.73	$1.73
Subsequent event: Cash distributions declared and paid per unit relating to the period(3):	$0.58	$0.58	$0.58	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the quarter end. This includes assumed cash distributions to IDR holders for each of the three months ended September 30, 2016 and 2015 of $2.2 million and assumed cash distributions to IDR holders of $6.5 million for each of the nine months ended September 30, 2016 and 2015.

(2) Refers to cash distributions declared and paid during the period.

(3) Refers to cash distributions declared and paid subsequent to the period end.

As of September 30, 2016, of our total number of units outstanding, 69% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

14.          SUBSEQUENT EVENTS

On October 25, 2016, our Board declared a distribution of $0.5775 per unit in respect of the quarter ended September 30, 2016. This cash distribution was paid in November 2016 on total units of 65,391,808.

On November 21, 2016, we awarded 99,000 options to purchase Partnership common units to Directors and Management of the Partnership under the GMLP LTIP. The issued options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016. The exercise price will be adjusted for each time the Partnership pays distributions. One third of the recipients’ allotted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option period is five years.

Exchange of Incentive Distribution Rights

On October 19, 2016 (the “IDR Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of October 13, 2016, by and between the Partnership, Golar and Golar GP LLC (our “General Partner”), Golar and our General Partner exchanged all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by us on the IDR Exchange Closing Date of a new class of incentive distribution rights in the Partnership (“New IDRs”) and an aggregate of 2,994,364 additional common units representing limited partner interests in the Partnership and an aggregate of 61,109 additional units representing general partner interests in the Partnership (“General Partner Units”) and (ii) the issuance in the future of an aggregate of up to 748,592 additional common units and up to 15,278 additional General Partner Units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below. Immediately prior to the execution of the Exchange Agreement, Golar Energy Limited, a subsidiary of Golar, sold its Old IDRs to Golar in exchange for the cancellation of certain intercompany indebtedness.

On the IDR Exchange Closing Date (i) the Old IDRs were exchanged by Golar and the General Partner and cancelled by us, (ii) 81% and 19% of the New IDRs were issued to the General Partner and Golar, respectively, (iii) 2,425,435 and 568,929 additional common units were issued to the General Partner and Golar, respectively, and (iv) 61,109 General Partner Units were issued to the General Partner.
We will issue 50% of the Earn-Out Units if we pay a distribution of available cash from operating surplus pursuant to the terms of the Revised Partnership Agreement (as defined below), on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. We will issue the remaining 50% of the Earn-Out Units if we have issued the first 50% of the Earn-Out Units and we pay a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding common units equal to or greater than $0.5775 per common unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.
The terms of the New IDRs are effective with respect to the distribution for the quarter ended December 31, 2016. The New IDRs provide for distribution “splits” between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target quarterly distribution levels: the new minimum quarterly distribution is $0.5775 per common unit; the new first target quarterly distribution amount is $0.6641 per common unit; the new second target quarterly distribution amount is $0.7219 per common unit; and the new third target quarterly distribution amount is $0.8663 per common unit.